EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
CALGARY, ALBERTA – August 4, 2011 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.09 (nine cents) per common share. The dividend will be payable October 1, 2011 to shareholders of record at the close of business on September 16, 2011.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause  actual results to differ materially from  those anticipated or implied in the forward-looking statements.
Refer to our website for complete forward-looking statements www.cnrl.com